UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 1, 2022

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 320, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Common stock, par value $0.0001

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

The information set forth in Item 9. Other Events is incorporated herein by reference.

Item 9. Other Events

On June 10, 2022, Emerald Health Pharmaceuticals Inc. (the “Company”) received a “Wells Notice” from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Wells Notice stated that the Staff had made a preliminary determination to recommend that the Commission file an enforcement action against the Company alleging violations of Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The Company’s Chief Executive Officer and Director, Dr. James DeMesa, and the Company’s Chief Financial Officer, Lisa Sanford, also received Wells Notices for the same potential violations as the Company. The Wells Notices further state that the Staff’s recommendation may involve a civil injunctive action, public administrative proceeding, and/or cease-and-desist proceedings against the parties, and may seek remedies that might include, among other things, a cease-and-desist order, injunctions, disgorgement with pre-judgment interest, civil money penalties and a bar from service as an officer or director for the individuals.

The Company has engaged and continues to engage in discussions with the Staff regarding the issues raised in the Wells Notices. On July 1, 2022, the Company submitted a settlement proposal to the Staff. The Company cannot predict with confidence or certainty the ultimate outcome of the Commission’s process, including whether a settlement with respect to the issues raised in the Wells Notices may be reached with the Commission.

Following its receipt of the Wells Notices, the Company’s Board of Directors (the “Board”) requested that Dr. DeMesa and Ms. Sanford resign from their positions with Company. Effective July 8, 2022, Dr. DeMesa and Ms. Sanford resigned as, respectively, Chief Executive Officer and director, and Chief Financial Officer, of the Company. Dr. DeMesa’s resignation from the Board was not due to a disagreement with the Company and was provided solely in response to the Wells Notice.

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ James L. Heppell
James L. Heppell
Chairman and Director

Date: July 8, 2022

2